UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SCHULTZ, HOWARD
   9241 LBJ Freeway, Suite 100
   Dallas, TX  75243
   USA
2. Issuer Name and Ticker or Trading Symbol
   PRG-SCHULTZ INTERNATIONAL, INC.
   PRGX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   08/27/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Director (1)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |08/27/|S   | |558,116(2)        |D  |$8.72      |3,892,336          |I     |By Partnership             |
                           |02    |    | |                  |   |           |                   |      |                           |
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Common Stock               |08/27/|S   | |753(3)            |D  |$8.72      |                   |      |                           |
                           |02    |    | |                  |   |           |                   |      |                           |
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Common Stock               |08/27/|S   | |61,161(4)         |D  |$8.72      |                   |      |                           |
                           |02    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Effective August 27, 2002, Mr. Schultz resigned as Chairman of the
Board.
(2) On August 22, 2002, Mr. Schultz transferred 4,450,452 shares to Schultz PRG Liquidating Investments, Ltd. (the "Partnership"), a partnership organized under the laws of Texas, for no consideration. Mr. Schultz is the limited partner of the Partnership and the sole owner of PRG Schultz Liquidating Investments GP, L.L.C., the Parternership's general partner. The Partnership sold 558,116 shares to two parties in a private transaction.
(3) These shares were sold by Mr. Schultz's spouse to two parties in a private transaction.
(4) These shares were sold to two parties in a private transaction by three trusts of which Mr. Schultz serves as trustee.
SIGNATURE OF REPORTING PERSON
/s/ Howard Schultz
DATE
September 10, 2002